FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 5, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 5, 2002                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                                 Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares (Shares) and American Depositary Shares (ADSs) of GlaxoSmithKline plc. Each ADS represents two Ordinary Shares.

On 3 December 2002, under the Rules of the GlaxoSmithKline Performance Share Plan, Target Awards were granted over Ordinary Shares and ADSs in the Company to the directors listed below:

                             Ordinary Shares       American
                                               Depository Shares

Dr J-P Garnier                                       70,000
Mr J D Coombe                    40,000

On the same day, options to acquire the Company's Shares and ADSs were granted under the GlaxoSmithKline Share Option Plan to the directors listed below:

                    Ordinary   Subscription   American   Subscription
                    Shares     Price          Depository Price
                                              Shares


Dr J-P Garnier                                450,000    $37.25
Mr J D Coombe       290,000    (pound) 11.79

Under the terms of the GlaxoSmithKline Performance Share Plan (which was approved by Shareholders on 31 July 2000), Target Awards are granted annually to eligible executives, designating a number of Shares/ADSs that may be awarded, dependent upon the Company's performance over a three year measurement period. The three year measurement period for the Target Awards granted on 3 December 2002 will commence on 1 January 2003 and end on 31 December 2005.

The grant of options is made under the GlaxoSmithKline Share Option Plan which was approved by Shareholders on 31st July 2000. A performance condition has been set for the vesting of the options granted to the above directors.

The Target Awards and Share Options, set out above have been granted to Dr Garnier and Mr Coombe at the same level as last year.


S M Bicknell
Company Secretary



4 December 2002